SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _________)*

Remark Media, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75954W107
(CUSIP Number)

101 Park Avenue, 33rd Floor
New York, New York 10178
Attention: Scott Booth
Telephone: (212) 984-2337

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 10 pages

CUSIP No.:  75954W107

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Scott Booth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0 8 SHARED VOTING POWER- 576,481 9 SOLE DISPOSITIVE POWER -0 10 SHARED DISPOSITIVE POWER - 576,481

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

576,481

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 10 pages

CUSIP No.:  75954W107

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eastern Advisors Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 576,481 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 576,481

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

576,481

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14	TYPE OF REPORTING PERSON

OO

Page 3 of 10 pages

CUSIP No.:  75954W107

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eastern Advisors Capital, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 576,481 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 576,481

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

576,481

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14	TYPE OF REPORTING PERSON

CO

Page 4 of 10 pages

EXPLANATORY NOTE

Following an annual internal review of their portfolio positions, the Reporting Persons have elected, as of February 14, 2012, to disclose their beneficial ownership in the Issuer on Schedule 13D (this “Statement”) instead of Schedule 13G.

ITEM 1. Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of Remark Media, Inc., formerly known as HSW International, Inc. (the “Issuer”), with its principal executive offices located at Six Concourse Parkway, Suite 1500, Atlanta, Georgia 30328.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Eastern Advisors Capital, Ltd., a Cayman Islands exempted company (the “Fund”); (2) Eastern Advisors Capital Group, LLC, a Delaware limited liability company (“Eastern Advisors”); and (3) Scott Booth, a United States Citizen (“Booth”). Eastern Advisors serves as the investment manager of the Fund.  Mr. Booth is the senior managing member and primary portfolio manager of Eastern Advisors.

The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Eastern Advisors is providing investment management services. Mr. Booth’s principal occupation is serving as the senior managing member and primary portfolio manager of Eastern Advisors and as a director of the Fund.

Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the “Directors and Officers”).

(d)–(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (including commissions) used by the Fund in making its purchase of the shares of Common Stock owned by it was $15,148,656.21 from working capital.

One or more of the Reporting Persons may from time to time effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer’s securities for investment purposes.  Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 5 of 10 pages

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5. Interest in Securities of the Issuer.

(a)           As of February 14, 2012, the Fund owns 576,481 shares of Common Stock, representing 10.6% of all of the Issuer’s outstanding Common Stock.  Eastern Advisors and Mr. Booth may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Fund.  Each disclaims beneficial ownership of such shares.  The foregoing is based on 5,424,455 shares of Common Stock outstanding as of December 2, 2011, as reported on the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 14, 2011.

(b)           The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 576,481 shares of Common Stock reported herein.

(c)           On December 30, 2011, the Fund distributed 254,183 shares of the Issuer’s Common Stock to one of its investors, representing such investor’s pro rata share of the Issuer’s Common Stock held by the Fund (such transaction was reported on a Form 4).  Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1                      Joint Filing Agreement

Page 6 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: February 14, 2012 SCOTT BOOTH EASTERN ADVISORS CAPITAL GROUP, LLC EASTERN ADVISORS CAPITAL, LTD.

By:	/s/ Scott Booth
Scott Booth, for himself and as Senior Managing Member of Eastern Advisors (for itself and on behalf of the Fund)

Page 7 of 10 pages

EXHIBIT INDEX

Exhibit 1                      Joint Filing Agreement

Page 8 of 10 pages

SCHEDULE I

The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

FUND DIRECTORS

Scott Booth (US Citizen)
Senior Managing Member
Eastern Advisors Capital Group, LLC (a private investment management firm)
101 Park Avenue, 33rd Floor
New York, New York 10178

Giles Eyre (US Citizen)
Managing Member
Eastern Advisors Capital Group, LLC (a private investment management firm)
101 Park Avenue, 33rd Floor
New York, New York 10178

FUND EXECUTIVE OFFICERS

None.

Page 9 of 10 pages